8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual General and Special Meeting to be held on May 2, 2019 This Form of Proxy is solicited by and on behalf of the management of Alamos Gold Inc. (“Management”). Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 4:00 pm (Toronto Time) on April 30, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www.investorcentre.com and clicking at the 1-866-732-VOTE (8683) Toll Free • Smartphone? bottom of the page. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01HGTA

Appointment of Proxyholder I/We, being holder(s) of Alamos Gold Inc. hereby appoint: Print the name of the person you are Paul J. Murphy, Chair, or failing him, John A. McCluskey, appointing if this person is someone President and Chief Executive Officer OR other than the Management nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of Alamos Gold Inc. (the “Company”) to be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Thursday, May 2, 2019 at 4:00 pm (Toronto Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. Elaine Ellingham 02 David Fleck 03. David Gower Fold 04. Claire M. Kennedy 05. John A. McCluskey 06. Monique Mercier 07. Paul J. Murphy 08. J. Robert S. Prichard 09. Ronald E. Smith 10. Kenneth Stowe For Withhold 2. Appointment of Auditors Appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration. For Against 3. Long-Term Incentive Plan To consider, and if deemed advisable, pass a resolution to approve the Company’s Long-Term Incentive Plan. For Against 4. Employee Share Purchase Plan To consider, and if deemed advisable, pass a resolution to approve the Company’s Employee Share Purchase Plan. For Against 5. Shareholder Rights Plan Fold To consider, and if deemed advisable, pass a resolution to approve the Company’s Fourth Amended and Restated Shareholder Rights Plan. For Against 6. Executive Compensation To consider, and if deemed advisable, pass a resolution to approve an advisory resolution on the Company’s approach to executive compensation. Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you Information Circular – Mark this box if you would like would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and to receive the Information Circular by mail for the next accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis securityholders’ meeting. by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. GAMQ 274503 AR1 01HGUF